LONCOR GOLD INC. (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 25, 2021

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 25, 2021 (the "Meeting").

The matters voted upon at the Meeting and results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

		Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Zhengquan (Philip) Chen	31,697,489	99.987%	4,250	0.013%
Peter N. Cowley	31,549,089	99.518%	152,650	0.482%
Arnold T. Kondrat	31,549,088	99.518%	152,651	0.482%
Richard J. Lachcik	31,697,488	99.987%	4,251	0.013%
William R. Wilson	31,575,489	99.602%	126,250	0.398%

2. Appointment of Auditors

By resolution passed via a show of hands, Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.  The following are details of this vote reappointing Kreston GTA LLP:

	Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
37,325,294	99.948%	19,505	0.052%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation.  The following are details of this vote authorizing the directors to fix the said remuneration:

	Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
31,700,489	99.996%	1,250	0.004%

4.  Amendments to By-Law

By resolution passed via a show of hands, shareholders confirmed certain amendments to the general by-law of the Corporation, as such amendments are described in the management information circular of the Corporation dated May 26, 2021 sent to shareholders in respect of the Meeting.  The following are details of this vote:

	Votes by Proxy
Votes For	% Votes For	Votes Against	% Votes Against
31,686,989	99.953%	14,750	0.047%